SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                                  Gehl Company
                                (Name of Issuer)


                          Common Stock, $.10 par value
                         (Title of Class of Securities)


                                  368483 10 3
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

 CUSIP No. 368483 10 3

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John W. Gehl
     ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)_
                                                                        (b)_
     Not Applicable

  3  SEC USE ONLY


  4  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

   NUMBER OF   5   SOLE VOTING POWER
    SHARES         313,470

 BENEFICIALLY  6   SHARED VOTING POWER
 OWNED BY          -0-

     EACH      7   SOLE DISPOSITIVE POWER
   REPORTING       250,716

    PERSON     8   SHARED DISPOSITIVE POWER
     WITH          -0-

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     313,470

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*    [X]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     5.03%

 12  TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP NO.   368483 10 3

Item 1(A).          Name of Issuer:

                    Gehl Company

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    143 Water Street
                    West Bend, Wisconsin 53095

Item 2(a).          Name of Person Filing:

                    John W. Gehl

Item 2(b).          Address  of   Principal  Business  Office   or,  if  none,
                    Residence:

                    143 Water Street
                    West Bend, Wisconsin 53095

Item 2(c).          Citizenship:

                    United States

Item 2(d).          Title of Class of Securities:

                    Common Stock, $.10 par value

Item 2(e).          CUSIP Number:

                    368483 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    Not Applicable

Item 4.             Ownership.

                    (a) Amount Beneficially Owned: 313,470 shares; does not include 2,000 shares owned by Mr. Gehl's wife, of which beneficial ownership is disclaimed pursuant to Rule 13d-4. The shares disclosed as beneficially owned include 16,166 shares which Mr. Gehl currently has the right to acquire pursuant to the exercise of options under the Gehl Company 1987 Stock Option Plan and the Gehl Company 1995 Stock Option Plan.

                    (b)  Percent of Class:  5.03%

CUSIP NO.   368483 10 3

                    (c)  Number of shares as to which such person has:

                         (i)  sole power to vote or to direct the vote

                              313,470 shares

                         (ii) shared power to vote or to direct the vote

                              -0-

                        (iii) sole power to dispose or to
                              direct the disposition of

                              250,716 shares

                         (iv) shared power to dispose or to direct the
                              disposition of

                              -0-

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not Applicable

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Of the 313,470 shares disclosed as beneficially owned by Mr. Gehl, 62,754 shares are held by the Mark M. Gehl Family Trust (the "Trust"). Mr. Gehl has sole voting power but no dispositive power with respect to the shares
                    held by the Trust.   The Trust has the right to receive
                    dividends from, and the proceeds from the sale of, the shares held thereunder.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not Applicable

Item 8.             Identification and Classification of Members of the Group.

                    Not Applicable

Item 9.             Notice of Dissolution of Group.

                    Not Applicable

Item 10.            Certification.

                    Not Applicable

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 15, 1998
Date

John W. Gehl
John W. Gehl